UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No. 1)

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Filed by a Party other than the Registrant	☒

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☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

SIGNATURE GROUP HOLDINGS, INC.
(Name of Registrant as Specified in Its Charter)

James A. McIntyre
J. Hunter Brown
Barton I. Gurewitz
Robert A. Peiser
Joyce White
(Name of Person(s) Filing Proxy Statement if other than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JUNE 4, 2012

JAMES A. MCINTYRE
1114 State Street
Suite 211
Santa Barbara, CA  93101

June ____, 2012

Dear Fellow Stockholder:

I am the beneficial owner of an aggregate of 11,203,394 shares of common stock, par value of $0.01 per share, of Signature Group Holdings, Inc., a Nevada corporation (the “Company” or “Signature”), representing approximately 9.3% of the shares of common stock outstanding.  For the reasons set forth in the attached Proxy Statement, I do not believe the Board of Directors of the Company (the “Board”) and senior management are acting in the best interests of Signature and its stockholders.  I believe significant changes to the composition of the Board are necessary to ensure that the Company is being run in a manner consistent with your best interests.  I am therefore seeking your support at the annual meeting of stockholders scheduled to be held at the Bel-Air Bay Club, 16801 Pacific Coast Highway, Pacific Palisades, California  90272, on July 24, 2012, at 10:00 a.m., Pacific time (including any adjournment or postponement thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.
To elect the slate of five director nominees proposed by me in opposition to the Company’s five director nominees to serve on the Board until the next annual meeting of stockholders or until their successors have been elected and qualified;

2.	To vote against an amendment to the Company’s Amended and Restated Articles of Incorporation to increase the authorized number of shares of common stock of the Company;

3.
To vote against an amendment to the Amended and Restated Signature Group Holdings, Inc. 2006 Performance Incentive Plan that would increase the authorized number of shares of common stock of the Company that may be issued under the Amended and Restated Signature Group Holdings, Inc. 2006 Performance Incentive Plan;

4.	To ratify the selection of Squar, Milner, Peterson, Miranda & Williamson, LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2012;

5.
To oppose adjourning the Annual Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Annual Meeting to approve Proposals 2 and 3; and

6.	To transact such other business as may properly come before the Annual Meeting, and any adjournment or postponements thereof.

The Board is currently composed of eight directors but the Board has determined to reduce the size of the Board to five (5) directors, to be effective upon the qualification of the new directors elected to the Board at the Annual Meeting.  Through the attached Proxy Statement and GOLD proxy card, I am soliciting proxies to elect five Nominees proposed by me.

I urge you to carefully consider the information contained in the attached Proxy Statement and then support my efforts by signing, dating and returning the enclosed GOLD proxy card today.  The attached Proxy Statement and the enclosed GOLD proxy card are first being furnished to the stockholders on or about ____________, 2012.

If you have already voted for using the Company’s white proxy card, you have every right to change your vote by signing, dating and returning a later dated GOLD proxy card or by voting in person at the Annual Meeting.  Do not use the white proxy card, even to vote against the Company’s slate of directors or any other proposals.  Please simply discard the white proxy and vote each and every GOLD proxy card you receive.

If you have any questions or require any assistance with your vote, please contact MacKenzie Partners, Inc., which is assisting us, at their address and toll-free numbers listed below.

Thank you for your support,

James A. McIntyre

If you have any questions regarding your proxy, or need assistance in voting your Shares, please call:

105 Madison Avenue New York, New York 10016 (212) 929-5500 (Call Collect) proxy@mackenziepartners.com or CALL TOLL FREE (800) 322-2885

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JUNE 4, 2012

2012 ANNUAL MEETING OF STOCKHOLDERS
OF
SIGNATURE GROUP HOLDINGS, INC.
_________________________

PROXY STATEMENT
OF
JAMES A. MCINTYRE
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

I, James A. McIntyre, am the largest individual stockholder of Signature Group Holdings, Inc., a Nevada corporation (the “Company” or “Signature”) and, together with the Nominees, am a participant in this solicitation (the “Solicitation”).  I believe that the Board of Directors of the Company (the “Board”) is not acting in the best interests of its stockholders.  I am therefore seeking your support at the annual meeting of stockholders scheduled to be held at the Bel-Air Bay Club, 16801 Pacific Coast Highway, Pacific Palisades, California  90272, on July 24, 2012, at 10:00 a.m., Pacific time (including any adjournment or postponement thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.
To elect McIntyre’s slate of five director nominees, James A. McIntyre, J. Hunter Brown, Barton I. Gurewitz, Robert A. Peiser and Joyce White (each a “Nominee” and, collectively, the “Nominees”) to serve on the Board until the next annual meeting of stockholders or until their successors have been elected and qualified, in opposition to the Company’s incumbent directors;

2.	To vote against an amendment to the Company’s Amended and Restated Articles of Incorporation to increase the authorized number of shares of common stock of the Company (the “Articles Amendment”);

3.
To vote against an amendment to the Amended and Restated Signature Group Holdings, Inc. 2006 Performance Incentive Plan that would increase the authorized number of shares of common stock of the Company that may be issued under the Amended and Restated Signature Group Holdings, Inc. 2006 Performance Incentive Plan (the “Incentive Plan Amendment”);

4.
To ratify the selection of Squar, Milner, Peterson, Miranda & Williamson, LLP (“Squar Milner”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2012;

5.
To oppose adjourning the Annual Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Annual Meeting to approve Proposals 2 and 3 (the “Adjournment Proposal”); and

6.	To transact such other business as may properly come before the Annual Meeting, and any adjournment or postponements thereof.

The Company has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as May 28, 2012 (the “Record Date”).  The mailing address of the principal executive offices of the Company is 15303 Ventura Boulevard, Suite 1600, Sherman Oaks, California 91403.  Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company’s proxy statement, as of May 15, 2012, the Company had 119,931,857 shares of Common Stock, par value $0.01 per share (the “Shares”), outstanding and expected to be entitled to vote at the Annual Meeting.  As of the date hereof, I own an aggregate of 11,203,394 Shares, which represents approximately 9.3% of the Shares outstanding.  I intend to vote such Shares FOR the election of the Nominees, AGAINST the Articles Amendment, AGAINST the Incentive Plan Amendment, FOR the ratification of the selection of Squar Milner and AGAINST the Adjournment Proposal, as described herein.

THIS SOLICITATION IS BEING MADE BY JAMES A. MCINTYRE AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  MCINTYRE IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN.  SHOULD OTHER MATTERS, WHICH MCINTYRE IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSON NAMED AS THE PROXY IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN HIS DISCRETION.

MCINTYRE URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials
for the Annual Meeting

This Proxy Statement and GOLD proxy card are available at
_____________________________

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IMPORTANT

Your vote is important, no matter how many Shares you own.  McIntyre urges you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the election of the Nominees.

•	If your Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to McIntyre in the enclosed envelope today.

•
If your Shares are held in a brokerage account or bank, you are considered the beneficial owner of the Shares, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote using the enclosed GOLD voting form. Your broker cannot vote your Shares on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed GOLD voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed GOLD voting form.

Since only your latest dated proxy card will count, I urge you not to return any white proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to me.  Remember, you can vote for the Nominees only on the GOLD proxy card.  So please make certain that the latest dated proxy card you return is the GOLD proxy card.

If you have any questions regarding your proxy, or need assistance in voting your Shares, please call:

105 Madison Avenue New York, New York 10016 (212) 929-5500 (Call Collect) proxy@mackenziepartners.com or CALL TOLL FREE (800) 322-2885

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BACKGROUND TO THIS SOLICITATION

The following is a chronology of events leading up to this proxy solicitation:

•	On June 11, 2010, following a two year bankruptcy reorganization process, the Company emerged from Chapter 11 bankruptcy.

•
On May 3, 2012, the Company announced that the Board had determined to reduce the size of the Board to five directors, to be effective upon the qualification of the new directors elected to the Board at the Annual Meeting.  Three of the eight current members of the Board, representing a majority of the Company’s nominees, have been nominated to serve as directors and are up for election at the Annual Meeting (the “Continuing Directors”).

•
On May 11, 2012, Mr. McIntyre nominated five qualified and independent individuals, including himself, to the Board at the 2012 Annual Meeting.  The Company declined to nominate any of Mr. McIntyre’s nominees.

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REASONS FOR THIS SOLICITATION

I am the largest individual stockholder of the Company owning, in the aggregate a total of 11,203,394 Shares, representing approximately 9.3% of the issued and outstanding Shares.  As a significant stockholder of the Company, I have one simple goal -- to maximize the value of the Shares for all stockholders.

I do not believe that the members of the current Board, including the Continuing Directors, have served the best interests of stockholders, and I question the ability of the Company’s nominees, the majority of whom are Continuing Directors, to improve the Company’s operating performance and enhance stockholder value.

Specifically, I have significant concerns with:

•	The Company’s Operating Performance;

•	The Company’s Share Price Performance;

•	The Company’s Current Business Strategy;

•	Compensation Paid to Management; and

•	Certain Related Party Transactions.

Furthermore, the Board has threatened to effectively hold stockholders hostage if they do not approve amendments increasing the Shares available for what I believe would be unnecessary acquisitions and for compensating management.  If stockholders do not approve these amendments, the Board has indicated that it may propose to adjourn the meeting to a later date or dates in an effort to ensure these amendments pass.  I believe any effort by the Board to adjourn the Annual Meeting would be a waste of Company resources.

Overall, I have little confidence that the Company’s director nominees, including the Continuing Directors and current management will be able to preserve and utilize the Company’s assets to maximize value for stockholders.  If elected, the Nominees will work to effectively preserve and utilize the Company’s assets to maximize value for stockholders.

Concerns with the Company’s Operating Performance

Since emerging from bankruptcy in June 2010, the Company has been managed by Craig Noell, the Company’s Chief Executive Officer, and Kyle Ross, the Company’s Chief Financial Officer, and their affiliates and associates.  From June 10, 2010 until August 2, 2011, the Company was managed, under an Interim Management Agreement, by an outside management firm, Signature Capital Advisers LLC (“SCA”).  SCA was and is owned and managed by Craig Noell, the Company’s Chief Executive Officer, Kenneth Grossman, the Company’s former President, Kyle Ross, the Company’s Chief Financial Officer, and Thomas Donatelli, an Executive Vice President of the Company.  Following termination of the agreement with SCA, the Company entered into employment agreements with Messrs. Noell, Grossman, Mr. Ross and Mr. Donatelli directly.
Following the Company’s emergence from bankruptcy in June 2010, the Company had:

❑	$157.8 million in assets;
❑	$90.9 million in stockholders’ equity; and
❑	Net operating loss carry forwards (“NOLs”) estimated at $882.7 million at December 31, 2010.

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Under current management’s stewardship from June 2010 through March 31, 2012, stockholders have seen:

❑	a decrease in the Company’s assets of approximately 12%, to $139.2 million;
❑	a decrease in stockholders’ equity of approximately 31%, to $63.3 million;
❑	income from continuing operations in just one quarter -- approximately $38,000 for the quarter ended September 30, 2011; and
❑	cumulative losses of $43 million.

Concerns with the Company’s Share Price Performance

The Company’s Share price performance has also suffered under current management.  On June 30, 2010, the Shares were trading at $0.71 per Share.  On May 24, 2012, the Shares closed at $0.36, a decrease of nearly 50%.  In other words, current management has overseen the loss of almost half of the Company’s market capitalization in less than two years.  I believe the Company’s poor operating performance is the result of an ineffective utilization of the Company’s assets -- management’s principal focus should be identifying mergers or other strategies to utilize the Company’s major asset, its NOLs, instead of continuing to attempt to grow the Company by pursuing acquisitions.

Concerns with the Company’s Business Strategy

It appears that management may be looking to double down on its acquisition strategy.  The Board is asking stockholders to approve an increase the authorized Shares so that the Company may have sufficient Shares available to, among other things, use Shares in full or partial consideration for acquisition opportunities.  In addition, it appears that the Company has stacked its nominees with directors who have M&A experience -- 80% of the Company’s nominees, including two of the Continuing Directors and both of the new director nominees, have M&A experience.  Given the lack of success of the acquisition strategy, I question whether the continued pursuit of this strategy is the most effective use of the Company’s capital or other resources at this time.

Concerns with Executive Compensation

Additionally, I also have serious concerns with the compensation paid to management.  As part of the Company’s reorganization, the Company was managed by an affiliate of SCP.  Initially the annual salaries of senior management were limited to $150,000 each.  In August 2011, the Company terminated the management agreement and adopted an internal management structure with the Company entering into employment agreements with members of management directly.  Needless to say, the Company’s principal executive officers at the time, current CEO Craig Noell, former President Kenneth Grossman and interim CFO Kyle Ross, ultimately collected almost $3 million in salaries, bonuses and stock options and restricted stock grants (subject to vesting) in 2011.  The Company is also now asking stockholders to approve an increase in the Shares available for issuance under the Company’s 2006 Performance Incentive Plan, presumably to have the option to further enrich members of management.  Given the amount of compensation paid to management and the timing of this request, I fear that this Board has allowed management’s focus to drift towards self-enrichment instead of running the Company to maximize value for stockholders.  I question whether the Company’s director nominees, the majority of whom are Continuing Directors, will be able to reign in compensation paid to management.

6

Questionable Related Party Transactions

I am also concerned with certain related party transactions, including the Company’s issuance of warrants to, among others, Signature Group Holdings, LLC, an investment management company owned by the Company’s CEO and CFO.  Although the warrants have an exercise price of $1.03, the warrants contain anti-dilution provisions that kick in, subject to certain exceptions, if the Company issues new Shares during the 10-year term of the warrants at a per share purchase price of less than the current $1.03 exercise price.  In other words, if Shares are issued by the Company for less than $1.03 (as of May 24, 2012, the Shares were trading at $0.36), then the exercise price of the warrants is automatically reduced to the lowest per share purchase price of any Shares issued during the term of the warrants.  I believe this provision, unlike weighted average adjustment, is not customary given that the warrants are effectively owned by members of management, and represent a tremendous advantage for the warrant holders.

The Nominees Will Work to Effectively Utilize the Company’s Assets to Maximize Value for Stockholders

In my opinion, management has not demonstrated that the Company’s current strategy is a viable one or that it will prove profitable to stockholders in the short- or long-term.  I believe that the Company’s highest return to stockholders will be achieved in the utilization of its largest core asset--the NOLs--through a merger or other strategic combination.  Accordingly, if elected, the Nominees intend, consistent with their fiduciary duties, to focus on identifying mergers or other strategies to utilize the Company’s major asset, its NOLs.

7

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of eight directors whose terms expire at the Annual Meeting. The Board has determined to reduce the size of the Board to five directors.  Mr. McIntyre is seeking your support at the Annual Meeting to elect his slate of five independent, highly qualified Nominees.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees.  This information has been furnished to Mr. McIntyre by the Nominees.  Each of the Nominees is a citizen of the United States of America.  The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments.

J. Hunter Brown, age 57, is currently the Managing Member of Watson Wilkins & Brown, LLC (“WWB”), a private investment firm that also consults on corporate governance and strategies to enhance stockholder value, which he founded in 2003. Prior to founding WWB, Mr. Brown served as an independent consultant to public and private businesses and not-for-profit entities.  From July 1993 to January 2001, he served in various capital markets capacities involving global markets with JP Morgan Securities, Inc.  He is currently a director of Tigrent Inc., a provider of practical, high-quality and value-based training, conferences, publications, technology-based tools and mentoring, serving as Chair of the Audit Committee and as a member of the Compensation Committee and the Special Committee on Related Party Transactions.  Mr. Brown previously served as a director of National Auto Credit, Inc., a then NYSE listed specialty finance company, from January 1996 to March 1998, where he formed and chaired a special committee of independent directors. Mr. Brown’s expertise in integrating operating, financial and governance strategies to maximize value and his experience in improving public company corporate governance make him well qualified to serve as a director. Mr. Brown’s principal business address is 20 Old Lantern Drive, Wilton, CT 06897.

Barton I. Gurewitz, age 70, is the Managing Director, Business Development-Investment Banking at Wedbush Securities, Inc. (“Wedbush”).  He has been with Wedbush since 1975 and was responsible for co-founding and managing its investment banking and private equity business.  Prior to joining Wedbush, he was with the Corporate Finance Department of William R. Staats & Co., Inc. and its successor from 1964 to 1975.  Mr. Gurewitz has 43 years of investment banking experience.  He served as a Captain in the U.S. Air Force from 1966-1969, and has a BS in Business Administration and MBA from the University of California at Los Angeles.  Mr. Gurewitz’s 43 years of investment banking and private equity experience makes him well qualified to serve as a director.  Mr. Gurewitz’s principal business address is 2308 Paseo Del Mar, Palos Verdes, CA 90274.

James A. McIntyre, age 79, is retired and a private investor.  From 1963 until his retirement in January 2008, Mr. McIntyre was a director of the Company, serving as Chairman from May 2004 to November 2007.  From January 1972 to May 2004, Mr. McIntyre also served as Chief Executive Officer of the Company.  Mr. McIntyre’s extensive experience as a director and senior officer of the Company, as well as his thorough knowledge of the Company, make him well qualified to serve as a director.  Mr. McIntyre’s principal business address is 1114 State Street, Suite 211, Santa Barbara, CA 93101.  As of May 15, 2012, Mr. McIntyre beneficially owned 11,203,394 Shares.

8

Robert A. Peiser, age 64, is retired and a private investor and serves on a variety of corporate and not-for-profit boards.  Mr. Peiser previously served as Chairman and Chief Executive Officer of Omniflight Helicopters, Inc., an air medical services provider, from February 2008 to May 2010.  Prior to joining Omniflight Helicopters, Inc., from April 2002 to January 2008, Mr. Peiser served as President and Chief Executive Officer of Imperial Sugar Company (Nasdaq: IPSU), a publicly traded refiner and marketer of sugar products and served on its Board of Directors from April 2002 until January 2008.  Mr. Peiser is the immediate past Chairman of the Texas TriCities Chapter of the National Association of Corporate Directors.  Mr. Peiser is currently a director of Solutia, Inc. (NYSE: SOA), a global manufacturer of performance materials and specialty chemicals used in a broad range of consumer and industrial applications, serving as Chair of the Nominating and Governance Committee and a member of the Risk Committee.  Mr. Peiser is also currently a director of Team, Inc. (NYSE: TISI), a leading provider of specialty maintenance and construction services required in maintaining high temperature and high pressure piping systems and vessels that are utilized extensively in heavy industries, serving as a member of the Compensation Committee and the Executive Committee.  Mr. Peiser has also served as a director of USA Truck, Inc. (Nasdaq: USAK), a truckload carrier providing transportation of general commodities throughout the continental United States, into and out of Mexico and into and out of portions of Canada, since February 2012.   From June 2010 to May 2011, Mr. Peiser was a director of the Company, serving as Chair of both the Audit Committee and Executive Committee.  Mr. Peiser’s financial, business and governance expertise, including a diversified background of managing and directing public companies, provide him with the necessary qualifications and skills to serve as a director.  Mr. Peiser’s principal business address is 5503 Sugar Hill Drive, Houston, TX 770565.

Mr. Peiser is the beneficial owner of 171,181 shares of Signature common stock.  As of the fiscal year ended December 31, 2011, Mr. Peiser was in compliance with all applicable filing requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires the Company’s directors, executive officers, and persons who owned more than 10% of the Shares to file reports of ownership and changes in ownership of Shares and other securities of the Company on Forms 3, 4, and 5 with the Securities and Exchange Commission.  A late Form 4 was filed by Mr. Peiser on May 2, 2011.

On January 3, 2011, each independent Signature director received 102,739 shares of restricted stock for their service on the Board for the period from January 1, 2011 through December 31, 2011.  On May 27, 2011, Mr. Peiser resigned as a member of the Board and from all committees on which he served.  Mr. Peiser had served as a member of the Audit Committee and Executive and Legal Committee.  Mr. Peiser’s 102,739 shares of unvested restricted stock issued on January 3, 2011 were forfeited.  Prior to his resignation, as a non-employee director serving during the fiscal year ending December 31, 2011, Mr. Peiser received total compensation for his service on the Board in the amount of $42,500.

Joyce White, age 53, is the owner and Chief Executive Officer of First Aid Direct of Los Angeles.  Ms. White has also served as a director of Prospect Mortgage, LLC since April 2009.  From April 2009 to October 2010, Ms. White served as the Chief Executive Officer of Prospect Holdings, one of the United States’ largest independent mortgage bankers offering home loans, refinance and home equity loans.  Prior to joining Prospect Holdings, Ms. White served as Executive Vice President at Bank of America from October 1987 to January 2009.  Ms. White’s extensive business development and operating experience, along with her proven track record of success in executive positions, make her well qualified to serve as a director.  Ms. White’s principal business address is 17939 Chatswoth St. #357, Chatsworth, CA 91344.

9

As of the date hereof, none of the Nominees owns any Shares except for Mr. Peiser and Mr. McIntyre.  For information regarding purchases and sales during the past two years by the Nominees of securities of the Company, see Schedule I.

Mr. McIntyre has entered into letter agreements with each of the other Nominees pursuant to which he has agreed to indemnify each of the other Nominees against claims arising from this proxy solicitation and any related transactions.

Other than as stated herein, there are no arrangements or understandings between any of the Nominees and Mr. McIntyre or any other person or persons pursuant to which the nomination described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting.

Each Nominee presently is, and if elected as a director of the Company, would be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002.  No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independent standards.

McIntyre does not expect that any of the Nominees will be unable to stand for election, but in the event that such persons are unable to serve or for good cause will not serve, the Shares represented by the enclosed GOLD proxy card will be voted for substitute nominees, to the extent this is not prohibited under the Amended and Restated Bylaws of the Company (the “Bylaws”) and applicable law.  In addition, McIntyre reserves the right to nominate substitute persons if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominees, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, Shares represented by the enclosed GOLD proxy card will be voted for such substitute nominees.  McIntyre reserves the right to nominate additional persons, to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of McIntyre that any attempt to increase the size of the current Board constitutes an unlawful manipulation of the Company’s corporate machinery.

YOU ARE URGED TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

10

PROPOSAL NO. 2
COMPANY PROPOSAL TO APPROVE AN AMENDMENT TO THE AMENDED AND RESTATED ARTICLES OF INCORPORATION TO INCREASE THE AUTHORIZED SHARES OF THE COMPANY

As discussed in further detail in the Company’s proxy statement in connection with the Annual Meeting (the “2012 Proxy”), the Board has proposed an amendment to Article 4, Section 4.1 of the Company’s Amended and Restated Articles of Incorporation (the “Articles”) to increase the number of Shares the Company is authorized to issued from 190,000,000 to 350,000,000 Shares.  For the reasons set forth below, McIntyre opposes the proposed increase in authorized Shares and urges fellow stockholders to vote AGAINST this Proposal No. 2.

I am opposed to the Company’s proposal to amend the Articles to increase the authorized number of shares of common stock of the Company and recommend a vote AGAINST this proposal.  In the 2012 Proxy, the Company states that it needs an additional 160,000,000 authorized Shares for “general corporate purposes,” including raising capital or offering the Shares as full or partial consideration for acquisition opportunities.  As a stockholder, I question the timing and the need for an increase in the authorized Shares.  I believe the Company’s principal focus should be identifying strategies to utilize the Company’s major asset, its NOLs.  This Board and management should not be pursuing further acquisitions whether with capital or stock at this time.  It is my belief that the Company’s highest return to stockholders will be achieved in the utilization of its largest, core asset -- the NOLs -- through a strategic combination, not through the funding and the burden and expense of managing operating businesses.  Management should be focused on utilizing the Company’s NOLs, not growing the Company through further acquisitions.

The Company states, in the 2012 Proxy, that another reason for the additional 160,000,000 share authorization is “to provide equity incentives to employees.”  I believe that members of management have already been generously rewarded with equity awards.  In addition, the CEO and CFO and certain other investors including Kenneth Grossman, the Company’s former President, own warrants that allow them to purchase up to an aggregate of 15 million Shares.  Accordingly, I do not believe it is necessary at this time to provide any additional equity to management through incentive programs, including stock options or equity awards under employee incentive plans.
The proposed amendment to Article 4, Section 4.1 of the Amended and Restated Articles of Incorporation is attached to this Proxy Statement as Schedule II and has been marked to show the proposed amendments increasing the authorized Shares, with deletions indicated by strike-outs and additions indicated by underlining.

MCINTYRE OPPOSES PROPOSAL 2 AND RECOMMENDS THAT STOCKHOLDERS VOTE “AGAINST” APPROVAL OF THE PROPOSED AMENDMENT TO INCREASE THE TOTAL NUMBER OF AUTHORIZED SHARES.

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PROPOSAL NO. 3
THE COMPANY’S PROPOSAL TO APPROVE AN AMENDMENT TO THE AMENDED AND RESTATED SIGNATURE GROUP HOLDINGS, INC. 2006 PERFORMANCE INCENTIVE PLAN

As discussed in further detail in the Company’s proxy statement, stockholders are being asked to approve an amendment to the Company’s 2006 Performance Incentive Plan (the “2006 Plan”) to increase the number of Shares reserved for issuance thereunder from 9,633,105 Shares to 25,000,000 Shares (such additional shares, the “Additional Plan Shares”).

I am opposed to amending the 2006 Plan by increasing the number of Shares reserved for issuance under the 2006 Plan to account for the Additional Plan Shares and recommend a vote AGAINST this proposal.  Again I question the timing and the need for the Additional Plan Shares; it appears to me that this unelected Board is more focused on finding ways to enrich themselves and management instead of on how to best utilize the Company’s assets.  I believe the long-term interests of the Company and its stockholders would be better served if the Board and management focused on identifying mergers or other business combinations that would utilize the Company’s NOLs.

The complete text of the 2006 Plan is attached as Schedule III to this Proxy Statement.  I encourage all stockholders to read the 2006 Plan in its entirety.

MCINTYRE OPPOSES PROPOSAL 3 AND RECOMMENDS THAT STOCKHOLDERS VOTE “AGAINST” APPROVAL OF THE PROPOSED AMENDMENT TO INCREASE THE TOTAL NUMBER OF SHARES THAT CAN BE AWARDED UNDER THE 2006 PLAN.

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PROPOSAL NO. 4

COMPANY PROPOSAL TO RATIFY APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Board has selected Squar Milner, Peterson, Miranda & Williamson, LLP to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2012.

MCINTYRE DOES NOT OBJECT TO THE RATIFICATION OF THE APPOINTMENT OF SQUAR MILNER AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2012 AND INTENDS TO VOTE HIS SHARES “FOR” THIS PROPOSAL.

13

PROPOSAL NO. 5
THE COMPANY’S PROPOSAL REGARDING ADJOURNMENT OF THE ANNUAL MEETING

As discussed in further detail in the Company’s proxy statement, the Company has indicated that the Board may propose to adjourn the Annual Meeting to a later date or dates in order to permit the solicitation of additional proxies.  Specifically, the Company has indicated that if stockholders approve this proposal, the Company could adjourn the Annual Meeting, and any adjourned session of the Annual Meeting, to use the additional time to solicit additional proxies in favor of Proposals 2 and 3, including the solicitation of proxies from stockholders who have previously voted against those proposals. Among other things, approval of this proposal could mean that, even if proxies representing a sufficient number of votes against Proposals 2 and 3, have been received, the Company could adjourn the Annual Meeting without a vote on either of those proposals and seek to convince the dissenting stockholders to change their votes to votes in favor of Proposals 2 and 3.

I am against the approval of this proposal and recommend a vote AGAINST this proposal.  It is difficult to imagine a situation where it would be necessary for the Company to continue to adjourn the Annual Meeting to seek votes to approve Proposals 2 and 3 if these proposals have already been rejected by stockholders.  I believe approval of this proposal would effectively allow the Board to bypass the will of stockholders and further waste Company resources in an effort to pass proposals stockholders have already rejected.

MCINTYRE OPPOSES PROPOSAL 5 AND RECOMMENDS THAT STOCKHOLDERS VOTE “AGAINST” APPROVAL OF THE PROPOSAL TO ADJOURN THE ANNUAL MEETING IF PROPOSAL 2 AND PROPOSAL 3 ARE NOT PASSED.

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VOTING AND PROXY PROCEDURES

Only stockholders of record at the close of business on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Each Share is entitled to one vote.  Stockholders who sold Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares.  Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date.  Based on publicly available information, McIntyre believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Shares.

Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Board, FOR the ratification of the appointment of Squar Milner as the independent registered public accounting firm for the fiscal year ended December 31, 2012, and AGAINST approval of the Articles Amendment, AGAINST approval of Incentive Plan Amendment, AGAINST the Adjournment Proposal and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

The Board is currently composed of eight directors, whose terms expire at the Annual Meeting.  The Board has determined to reduce the size of the Board to five directors.  If elected, the Nominees will represent all members of the Board.  McIntyre is soliciting proxies to elect only the Nominees.  Accordingly, the enclosed GOLD proxy card may only be voted for the Nominees and does not confer voting power with respect to any of the Company’s director nominees.  Stockholders who return the GOLD proxy card will only be able to vote for the McIntyre Nominees.  You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company.

QUORUM; DISCRETIONARY VOTING

A majority of the issued and outstanding Shares entitled to vote, represented either in person or by proxy, is necessary to constitute a quorum for the transaction of business at the Annual Meeting.  Shares that are voted “WITHHOLD” in the election of directors or “ABSTAIN” on any other business matter will be treated as being present for purposes of determining the presence of a quorum.  Unless beneficial owners of Shares held by brokers, banks or nominees (i.e. in “street name”) provide instructions on how to vote, such Shares may not be voted by such brokers, banks or nominees on the proposals due to the contested nature of the Annual Meeting.

VOTES REQUIRED FOR APPROVAL; ABSTENTIONS

Vote required for the election of directors.  According to the Company’s proxy statement and Bylaws, in a contested election, directors will be elected by a plurality of votes cast.  Under the plurality standard, the only votes that count when director votes are being tabulated are “FOR” votes.  “WITHHOLD” votes have no effect.

Vote required for approval of the Articles Amendment. According to the Company’s proxy statement, the affirmative vote of the holders of a majority of the total votes eligible to be cast by the holders of all outstanding Shares entitled to vote thereon is needed to approve the Charter Proposal.  Therefore, the failure to vote, either by proxy or in person, will have the same effect as a vote against the approval of this proposal.  Abstentions also will have the same effect as a vote against the approval of this proposal.

15

Vote required for approval of the Incentive Plan Amendment. According to the Company’s proxy statement, the affirmative vote of holders of the majority of the Shares for which votes are cast at the Annual Meeting is needed to approve the Incentive Plan Amendment. Abstentions and broker non-votes will not be counted as votes cast and, therefore, will not affect this proposal.  Further, the failure to vote, either by proxy or in person, will not have an effect on this proposal.

Vote required for the ratification of the selection of Squar Milner.  According to the Company’s proxy statement, the affirmative vote of holders of the majority of Shares for which votes are cast at the Annual Meeting is needed to approve the ratification of the selection of Squar Milner.  Abstentions and broker non-votes will not be counted as votes cast and, therefore, will not affect this proposal.  Further, the failure to vote, either by proxy or in person, will not have an effect on this proposal.

Vote required for the Adjournment Proposal.  According to the Company’s proxy statement, the affirmative vote of holders of the majority of Shares for which votes are cast at the Annual Meeting is needed to approve the Adjournment Proposal.  Abstentions and broker non-votes will not be counted as votes cast and, therefore, will not affect this proposal.  Further, the failure to vote, either by proxy or in person, will not have an effect on this proposal.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to McIntyre in care of MacKenzie Partners, Inc. at the address set forth on the back cover of this Proxy Statement or to the Company at 15303 Ventura Blvd., Suite 1600, Sherman Oaks, CA 91403 or any other address provided by the Company.  Although a revocation is effective if delivered to the Company, McIntyre requests that either the original or photostatic copies of all revocations be mailed to McIntyre in care of MacKenzie Partners, Inc. at the address set forth on the back cover of this Proxy Statement so that McIntyre will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding Shares.  Additionally, MacKenzie Partners, Inc. may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

16

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by James A. McIntyre.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

James A. McIntyre has entered into an agreement with MacKenzie Partners, Inc. for solicitation and advisory services in connection with this Solicitation, for which MacKenzie Partners, Inc. will receive a fee not to exceed $65,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  MacKenzie Partners, Inc. will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  James A. McIntyre has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record.  James A. McIntyre will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that MacKenzie Partners, Inc. will employ approximately 25 persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by James A. McIntyre.  Costs of this Solicitation are currently estimated to be approximately $225,000.  James A. McIntyre estimates that through the date hereof his expenses in connection with this Solicitation are approximately $75,000.  James A. McIntryre intends to seek reimbursement from the Company of all expenses he incurs in connection with this Solicitation.  James A. McIntyre does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

James A. McIntyre and the Nominees are participants in this solicitation.  Mr. McIntyre is retired and a private investor.  J. Hunter Brown is currently the Managing Member of Watson Wilkins & Brown, LLC, a private investment firm that also consults on governance and strategies to enhance stockholder value, which he founded in 2003.  Barton I. Gurewitz is the Managing Director, Business Development-Investment Banking at Wedbush Securities, Inc.  Robert A. Peiser is retired and a private investor and serves on a variety of corporate and not-for-profit boards.  Joyce White is the owner and Chief Executive Officer of First Aid Direct of Los Angeles.

Mr. Brown’s principal business address is 20 Old Lantern Drive, Wilton, CT 06897.  Mr. Gurewitz’s principal business address is 2308 Paseo Del Mar, Palos Verdes, CA 90274.  Mr. McIntyre’s principal business address is 1114 State Street, Suite 211, Santa Barbara, CA 93101.  Mr. Peiser’s principal business address is 5503 Sugar Hill Drive, Houston, TX 77056.  Ms. White’s principal business address is 17939 Chatswoth St. #357, Chatsworth, CA 91344.

As of the date hereof, Mr. McIntyre beneficially owns 11,203,394 Shares.  Mr. Peiser is the beneficial owner of 171,181 Shares.  None of the other participants own any Shares.  For information regarding purchases and sales of securities of the Company during the past two years by the participants who own Shares, see Schedule I.

On July 14, 2011, in connection with his nomination by Kingstown Partners Master Ltd. for election as a director at the Company’s 2011 Annual Meeting of Stockholders, Mr. McIntyre entered into an agreement relating to, among other things, the solicitation of proxies or written consents for the election of the persons nominated by Kingstown Partners Master Ltd. at such meeting.   On December 7, 2011, Mr. McIntyre withdrew his nomination and terminated his obligations under the agreement in accordance with the terms of the agreement.

On December 21, 2011 McIntyre filed a Notice of Appeal from an Order entered December 9, 2011 by the Bankruptcy Court for the Central District of California entitled Order Granting Motion to Clarify, Interpret and Enforce the Confirmation Order and the Plan Consistent with the Assumed Rights Agreement and Retained Equity Rights.  McIntyre challenges the Bankruptcy Court’s December 9, 2011 Order that the October 23, 2007 Rights Agreement by and between Fremont and Mellon Investor Services LLC was assumed in the bankruptcy case pursuant to the amended Confirmation Order.

17

On January 6, 2012, a corporate governance lawsuit was filed by Mr. McIntyre against the Company.  The lawsuit seeks a declaration from the Nevada court that McIntyre is entitled to exercise his rights to vote his shares at any stockholder meeting just like any other stockholder, free of the Board’s or officers’ threats to use a “poison pill” to thwart his rights as a stockholder.  McIntyre asserts that the “poison pill” threat from the Board and its officers is being used solely to entrench current management and to dilute stockholders’ voting strength and the value of the shares held by stockholders opposed to current management’s and the Board’s performance.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or her associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or her associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any participant in this solicitation or any of his or her associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

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OTHER MATTERS AND ADDITIONAL INFORMATION

Other than as discussed above, McIntyre is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which McIntyre is not aware of a reasonable time before this Solicitation, be brought before the Annual Meeting, the person named as the proxy on the enclosed GOLD proxy card will vote on such matters in his discretion.

STOCKHOLDER PROPOSALS

According to the Company’s proxy statement, stockholders who wish to submit proposals for inclusion in the Company’s 2013 proxy statement pursuant to Rule 14a-8 of the Exchange Act must submit their proposals so that they are received at the Company’s principal executive offices no later than the close of business on January 18, 2013 which is 120 calendar days prior to the anniversary of the Company’s 2012 proxy statement mailing date.  A stockholder who wishes to submit a proposal under Rule 14a-8 must qualify as an “eligible” stockholder and meet other Securities and Exchange Commission (the “Commission”) requirements. As the rules of the Commission make clear, simply submitting a proposal does not guarantee that it will be included.

According to the Company’s proxy statement, any stockholder of record of the Company entitled to vote for the election of directors may nominate an individual for election to the Board by providing timely notice to the Company.  To be timely, a nomination by a stockholder must be mailed and received by, or delivered to, the secretary of the Company not later than the close of business on the 90th day prior to the anniversary date of the most recent annual meeting of stockholders or, if the date of the annual meeting of stockholders is more than 30 days earlier or later than such anniversary date, then not later than the close of business on the 75th day prior to the anniversary date of the most recent annual meeting of stockholders, or, if no annual meeting of stockholders was held the previous year, no later than ten (10) days following the date notice of the annual meeting of stockholders is first given. In addition, the Amended and Restated Bylaws include a requirement that any stockholder seeking to nominate directors provide, among other matters, as to each person whom the stockholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder.

As a result, any notice given by a stockholder pursuant to these provisions of the Amended and Restated Bylaws must be received no earlier than April 25, 2013, unless the date of the Company’s 2013 annual meeting of stockholders (the “2013 Annual Meeting”) is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the Annual Meeting.  In that case, the Company must receive proposals not later than the close of business on the later of (i) the 75th day prior to the 2013 Annual Meeting or, (ii) if no annual meeting of stockholders was held the previous year, no later than ten (10) days following the date of notice of the 2013 Annual Meeting is first given. To be in proper form, a stockholder’s notice must include the specified information concerning the proposal as described in the Amended and Restated Bylaws.

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The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the Company’s 2013 annual meeting of stockholders is based on information contained in the Company’s proxy statement.  The incorporation of this information in this proxy statement should not be construed as an admission by McIntyre that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

MCINTYRE HAS OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON RELIANCE ON RULE 14-A-5I.  THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  ALTHOUGH MCINTYRE DOES NOT HAVE ANY KNOWLEDGE INDICATING THAT ANY STATEMENT MADE BY IT HEREIN IS UNTRUE, MCINTYRE DOES NOT TAKE ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF STATEMENTS TAKEN FROM PUBLIC DOCUMENTS AND RECORDS THAT WERE NOT PREPARED BY OR ON MCINTYRE’S BEHALF, OR FOR ANY FAILURE BY THE COMPANY TO DISCLOSE EVENTS THAT MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF SUCH INFORMATION.  SEE SCHEDULE IV FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

JAMES A. McINTYRE

 _____________, 2012

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SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Shares of Common Stock Purchased/(Sold)	Date of Purchase/Sale

JAMES A. MCINTYRE

4,323,316	1	04/04/2011
1,000,000	2	07/12/2010
193,305	3	06/21/2010
9,450	3	06/21/2010
168,945	3	06/21/2010
1,250,000		06/11/2010

ROBERT A. PEISER
45,181	4	01/03/2011
125,000	5	08/27/2010
1,000		01/26/2010

1 A private transfer of shares of Common Stock from the Amanda Nyce McIntyre Separate Property Trust.

2 A private transfer of shares of Common Stock from Melinda McIntyre Kolpin.

3 Exchange of TOPrS holdings into shares of Common Stock.

4 Vesting of restricted stock grant.

5 Private transfer of shares of Common Stock from Mr. Peiser’s investment in Signature Credit Partners.

I-1

SCHEDULE II

PROPOSED AMENDMENT TO ARTICLE FOURTH OF THE COMPANY'S AMENDED AND RESTATED ARTICLES OF INCORPORATION

ARTICLE 4

CAPITAL STOCK

Section 4.1 Shares, Classes and Series Authorized

This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock”. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is ~~Two~~Three Hundred and Sixty Million (~~200,000,000~~360,000,000) shares, of which ~~One~~Three Hundred ~~Ninety~~Fifty Million (~~190,000,000~~350,000,000) shares shall be designated as Common Stock with a par value of $0.01 per share, and Ten Million (10,000,000) shares shall be designated as Preferred Stock with a par value of $0.01 per share.  The Common Stock and Preferred Stock may be collectively referred to herein as the “Capital Stock.”  The Corporation shall be prohibited from issuing non-voting securities, whether Common Stock or Preferred Stock.

II-1

SCHEDULE III

AMENDED AND RESTATED
SIGNATURE GROUP HOLDINGS, INC.
2006 PERFORMANCE INCENTIVE PLAN

1.           PURPOSE OF PLAN

The purpose of this Amended and Restated Signature Group Holdings, Inc. 2006 Performance Incentive Plan (this “Plan”) of Signature Group Holdings, Inc., a Nevada corporation (the “Corporation”), is to promote the success of the Corporation and to increase stockholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons.

2.           ELIGIBILITY

The Administrator (as such term is defined in Section 3.1) may grant awards under this Plan only to those persons that the Administrator determines to be Eligible Persons.  An “Eligible Person” is any person who is (a) an officer (whether or not a director) or employee of the Corporation or one of its Subsidiaries, (b) a director of the Corporation or one of its Subsidiaries, or (c) an individual consultant or advisor who renders or has rendered bona fide services (other than services in connection with the offering or sale of securities of the Corporation or one of its Subsidiaries in a capital-raising transaction or as a market maker or promoter of securities of the Corporation or one of its Subsidiaries) to the Corporation or one of its Subsidiaries and who is selected to participate in this Plan by the Administrator; provided, however, that a person who is otherwise an Eligible Person under clause (c) above may participate in this Plan only if such participation would not adversely affect either the Corporation’s eligibility to use Form S-8 to register under the Securities Act of 1933, as amended (the “Securities Act”), the offering and sale of shares issuable under this Plan by the Corporation or the Corporation’s compliance with any other applicable laws. An Eligible Person who has been granted an award (a “participant”) may, if otherwise eligible, be granted additional awards if the Administrator shall so determine.  As used herein, “Subsidiary” means any corporation or other entity a majority of whose outstanding voting stock or voting power is beneficially owned directly or indirectly by the Corporation; and “Board” means the Board of Directors of the Corporation.

3.           PLAN ADMINISTRATION

3.1  The Administrator.  This Plan shall be administered by and all awards under this Plan shall be authorized by the Administrator.  The “Administrator” means the Board or one or more committees appointed by the Board or another committee (within its delegated authority) to administer all or certain aspects of this Plan.  Any such committee shall be comprised solely of one or more directors or such number of directors as may be required under applicable law.  A committee may delegate some or all of its authority to another committee so constituted.  The Board or a committee comprised solely of directors may also delegate, to the extent permitted by Section 78.200 of the Nevada General Corporation Law and any other applicable law, to one or more officers of the Corporation, its powers under this Plan (a) to designate the officers and employees of the Corporation and its Subsidiaries who will receive grants of awards under this Plan, and (b) to determine the number of shares subject to, and the other terms and conditions of, such awards.  The Board may delegate different levels of authority to different committees with administrative and grant authority under this Plan.  Unless otherwise provided in the Amended and Restated Bylaws of the Corporation or the applicable charter of any Administrator, (a) a majority of the members of the acting Administrator shall constitute a quorum, and (b) the vote of a majority of the members present assuming the presence of a quorum or the unanimous written consent of the members of the Administrator shall constitute action by the acting Administrator.

III-1

Award grants, and transactions in or involving awards, intended to be exempt under Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), must be duly and timely authorized by the Board or a committee consisting solely of two or more non-employee directors (as this requirement is applied under Rule 16b-3 promulgated under the Exchange Act).  To the extent required by any applicable listing agency, this Plan shall be administered by a committee composed entirely of independent directors (within the meaning of the applicable listing agency).

3.2  Powers of the Administrator.  Subject to the express provisions of this Plan, the Administrator is authorized and empowered to do all things necessary or desirable in connection with the authorization of awards and the administration of this Plan (in the case of a committee or delegation to one or more officers, within the authority delegated to that committee or person(s)), including, without limitation, the authority to do the following:

(a)  determine eligibility and, from among those persons determined to be eligible, the particular Eligible Persons who will receive an award under this Plan;

(b)  grant awards to Eligible Persons, determine the price at which securities will be offered or awarded and the number of securities to be offered or awarded to any of such persons, determine the other specific terms and conditions of such awards consistent with the express limits of this Plan, establish the installments (if any) in which such awards shall become exercisable or shall vest (which may include, without limitation, performance and/or time-based schedules), or determine that no delayed exercisability or vesting is required, establish any applicable performance targets, and establish the events of termination or forfeiture of such awards;

(c)  approve the forms of award agreements (which need not be identical either as to type of award or among participants);

(d)  construe and interpret this Plan and any agreements defining the rights and obligations of the Corporation, its Subsidiaries, and participants under this Plan, further define the terms used in this Plan, and prescribe, amend and rescind rules and regulations relating to the administration of this Plan or the awards granted under this Plan;

(e)  cancel, modify, or waive the Corporation’s rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consent under Section 8.6.5;

(f)  accelerate or extend the vesting or exercisability or extend the term of any or all such outstanding awards (in the case of options or stock appreciation rights, within the maximum ten-year term of such awards) in such circumstances as the Administrator may deem appropriate (including, without limitation, in connection with a termination of employment or services or other events of a personal nature) subject to any required consent under Section 8.6.5; provided that such extension or acceleration does not cause the holder of the award to be subject to tax under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”);

III-2

(g)  adjust the number of shares of Common Stock subject to any award, adjust the price of any or all outstanding awards or otherwise change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to Sections 4 and 8.6;

(h)  determine the date of grant of an award, which may be a designated date after but not before the date of the Administrator’s action (unless otherwise designated by the Administrator, the date of grant of an award shall be the date upon which the Administrator took the action granting an award);

(i)  determine whether, and the extent to which, adjustments are required pursuant to Section 7 hereof and authorize the termination, conversion, substitution or succession of awards upon the occurrence of an event of the type described in Section 7;

(j)  acquire or settle (subject to Sections 7 and 8.6) rights under awards in cash, stock of equivalent value, or other consideration; and

(k)  determine the fair market value of the Common Stock or awards under this Plan from time to time and/or the manner in which such value will be determined, provided such method is permitted under Section 409A of the Code.

Notwithstanding the foregoing authority, except as provided in or pursuant to Section 7, the Administrator shall not authorize, generally or in specific cases only, for the benefit of any participant, any adjustment in the exercise price of an option or the base price of a stock appreciation right, or in the number of shares subject to an option or stock appreciation right granted hereunder by (i) cancellation of an outstanding option or stock appreciation right and a subsequent regranting of an option or stock appreciation right, (ii) amendment to an outstanding option or stock appreciation right, (iii) substitution of an outstanding option or stock appreciation right or (iv) any other action that would be deemed to constitute a repricing of such an award under applicable law, in each case, without prior approval of the Corporation’s stockholders.

3.3  Binding Determinations.  Any action taken by, or inaction of, the Corporation, any Subsidiary, or the Administrator relating or pursuant to this Plan and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons.  Neither the Board nor any Board committee, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan (or any award made under this Plan), and all such persons shall be entitled to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including, without limitation, attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time.

3.4  Reliance on Experts.  In making any determination or in taking or not taking any action under this Plan, the Board or a committee, as the case may be, may obtain and may rely upon the advice of experts, including employees and professional advisors to the Corporation.  No director, officer or agent of the Corporation or any of its Subsidiaries shall be liable for any such action or determination taken or made or omitted in good faith.

3.5  Delegation.  The Administrator may delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Corporation or any of its Subsidiaries or to third parties.

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4.           SHARES OF COMMON STOCK SUBJECT TO THE PLAN; SHARE LIMITS

4.1  Shares Available.  Subject to the provisions of Section 7.1, the capital stock that may be delivered under this Plan shall be shares of the Corporation’s authorized but unissued Common Stock, any shares of its Common Stock held as treasury shares and shares held under the Corporation’s grantor trust.  For purposes of this Plan, “Common Stock” shall mean the common stock of the Corporation and such other securities or property as may become the subject of awards under this Plan, or may become subject to such awards, pursuant to an adjustment made under Section 7.1.

4.2  Share Limits.  The maximum number of shares of Common Stock that may be delivered pursuant to awards granted to Eligible Persons under this Plan (the “Share Limit”) is twenty-five million (25,000,000) shares of Common Stock.

The foregoing numerical limits are subject to adjustment as contemplated by Section 4.3, Section 7.1, and Section 8.10.

4.3  Awards Settled in Cash, Reissue of Awards and Shares.  To the extent that an award is settled in cash or a form other than shares of Common Stock, the shares that would have been delivered had there been no such cash or other settlement shall not be counted against the shares available for issuance under this Plan.  In the event that shares of Common Stock are delivered (prior to any reduction for tax withholding) in respect of a dividend equivalent right, only the actual number of shares delivered with respect to the award shall be counted against the share limits of this Plan.  To the extent that shares of Common Stock are delivered pursuant to the exercise of a stock appreciation right or stock option, the number of underlying shares as to which the exercise related shall be counted against the applicable share limits under Section 4.2, as opposed to only counting the shares actually issued.  (For purposes of clarity, if a stock appreciation right relates to 100,000 shares and is exercised at a time when the payment due to the participant is 15,000 shares, 100,000 shares shall be charged against the applicable share limits under Section 4.2 with respect to such exercise.)  Shares that are subject to or underlie awards which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan shall again be available for subsequent awards under this Plan.  Refer to Section 8.10 for application of the foregoing share limits with respect to assumed awards.

4.4  Reservation of Shares; No Fractional Shares; Minimum Issue.  The Corporation shall at all times reserve a number of shares of Common Stock sufficient to cover the Corporation’s obligations and contingent obligations to deliver shares with respect to awards then outstanding under this Plan (exclusive of any dividend equivalent obligations to the extent the Corporation has the right to settle such rights in cash).  No fractional shares shall be delivered under this Plan.  The Administrator may pay cash in lieu of any fractional shares in settlements of awards under this Plan.  No fewer than 100 shares may be purchased on exercise of any award (or, in the case of stock appreciation or purchase rights, no fewer than 100 rights may be exercised at any one time) unless the total number purchased or exercised is the total number at the time available for purchase or exercise under the award.

5.           AWARDS

5.1  Type and Form of Awards.  The Administrator shall determine the type or types of award(s) to be made to each selected Eligible Person.  Awards may be granted singly, in combination or in tandem.  Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of the Corporation or one of its Subsidiaries.  The types of awards that may be granted under this Plan are:

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5.1.1  Stock Options.  A stock option is the grant of a right to purchase a specified number of shares of Common Stock during a specified period as determined by the Administrator.  An option may be intended as an incentive stock option within the meaning of Section 422 of the Code (an “ISO”) or a nonqualified stock option (an option not intended to be an ISO).  The award agreement for an option will indicate if the option is intended as an ISO; otherwise it will be deemed to be a nonqualified stock option.  The maximum term of each option (ISO or nonqualified) shall be ten (10) years.  The per share exercise price for each option shall be not less than 100% of the fair market value of a share of Common Stock on the date of grant of the option.  When an option is exercised, the exercise price for the shares to be purchased shall be paid in full in cash or such other method permitted by the Administrator consistent with Section 5.3.

5.1.2  Additional Rules Applicable to ISOs.  To the extent that the aggregate fair market value (determined at the time of grant of the applicable option) of stock with respect to which ISOs first become exercisable by a participant in any calendar year exceeds $100,000, taking into account both Common Stock subject to ISOs under this Plan and stock subject to ISOs under all other plans of the Corporation or one of its Subsidiaries (or any parent or predecessor corporation to the extent required by and within the meaning of Section 422 of the Code and the regulations promulgated thereunder), such options shall be treated as nonqualified stock options. In reducing the number of options treated as ISOs to meet the $100,000 limit, the most recently granted options shall be reduced first.  To the extent a reduction of simultaneously granted options is necessary to meet the $100,000 limit, the Administrator may, in the manner and to the extent permitted by law, designate which shares of Common Stock are to be treated as shares acquired pursuant to the exercise of an ISO.  ISOs may only be granted to employees of the Corporation or one of its subsidiaries (for this purpose, the term “subsidiary” is used as defined in Section 424(f) of the Code, which generally requires an unbroken chain of ownership of at least 50% of the total combined voting power of all classes of stock of each subsidiary in the chain beginning with the Corporation and ending with the subsidiary in question).  There shall be imposed in any  award agreement relating to ISOs such other terms and conditions as from time to time are required in order that the option be an “incentive stock option” as that term is defined in Section 422 of the Code.  No ISO may be granted to any person who, at the time the option is granted, owns (or is deemed to own under Section 424(d) of the Code) shares of outstanding Common Stock possessing more than 10% of the total combined voting power of all classes of stock of the Corporation, unless the exercise price of such option is at least 110% of the fair market value of the stock subject to the option and such option by its terms is not exercisable after the expiration of five years from the date such option is granted.

5.1.3  Restricted Stock Awards.  A restricted stock award is an award of a fixed number of shares of Common Stock, which are generally subject to vesting requirements and other restrictions.  The award agreement for a restricted stock award will specify the number of shares of Common Stock subject to the award, the date of issuance, the consideration for the shares (but not less than the minimum lawful consideration under applicable law), the extent (if any) to which and the time (if ever) at which the Eligible Person shall be entitled to dividends, voting and other rights in respect of the shares prior to vesting, and the restrictions (which may be based on performance criteria, passage of time or other factors or any combination thereof) imposed on the shares and the conditions of release or lapse of such restrictions. Stock certificates or book entries evidencing shares of restricted stock pending the lapse of the restrictions shall bear a legend or notation making appropriate reference to the restrictions imposed hereunder and (if in certificate form) shall be held by the Corporation or by a third party designated by the Committee until the restrictions on such shares shall have lapsed and the shares shall have vested in accordance with the provisions of the award.

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5.1.4  Stock Appreciation Rights.  A stock appreciation right is a right to receive a payment, in cash and/or Common Stock, equal to the excess of the fair market value of a specified number of shares of Common Stock on the date the stock appreciation right is exercised over the fair market value of a share of Common Stock on the date the stock appreciation right was granted (the “base price”) as set forth in the applicable award agreement.  The maximum term of a stock appreciation right shall be ten (10) years.

5.1.5  Other Awards.  The other types of awards that may be granted under this Plan include: (a) stock bonuses, performance stock, stock units, phantom stock, dividend equivalents, or similar rights to purchase or acquire shares, whether at a fixed or variable price or ratio related to the Common Stock, upon the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or any combination thereof or (b) any similar securities with a value derived from the value of or related to the Common Stock and/or returns thereon. Payment of such awards may be in the form of cash, Common Stock, other awards or combinations thereof as the Administrator shall determine, and with such restrictions as it may impose.  The Administrator may also require or permit participants to elect to defer the issuance of shares or the settlement of awards in cash under such rules and procedures as it may establish under this Plan, subject to satisfaction of Section 409A of the Code.  The Administrator may also provide that deferred settlements include the payment or crediting of interest or other earnings on the deferral amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

5.2  Award Agreements.  Each award shall be evidenced by a written award agreement in the form approved by the Administrator and executed on behalf of the Corporation and, if required by the Administrator, executed by the recipient of the award.  The Administrator may authorize any officer of the Corporation (other than the particular award recipient) to execute any or all award agreements on behalf of the Corporation.  The award agreement shall set forth the material terms and conditions of the award as established by the Administrator consistent with the express limitations of this Plan.

5.3  Consideration for Common Stock or Awards.  The purchase price for any award granted under this Plan or the Common Stock to be delivered pursuant to an award, as applicable, may be paid by means of any lawful consideration as determined by the Administrator, including, without limitation, one or a combination of the following methods:

services rendered by the recipient of such award;

cash, check payable to the order of the Corporation, or electronic funds transfer;

notice and third party payment in such manner as may be authorized by the Administrator;

the delivery of previously owned shares of Common Stock;

by a reduction in the number of shares otherwise deliverable pursuant to the award; or

subject to such procedures as the Administrator may adopt, pursuant to a “cashless exercise” with a third party who provides financing for the purposes of (or who otherwise facilitates) the purchase or exercise of awards.

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In no event shall any shares newly-issued by the Corporation be issued for less than the minimum lawful consideration for such shares or for consideration other than consideration permitted by applicable state law.  In the event that the Administrator allows a participant to exercise an award by delivering shares of Common Stock previously owned by such participant and unless otherwise expressly provided by the Administrator, any shares delivered which were initially acquired by the participant from the Corporation (upon exercise of a stock option or otherwise) must have been owned by the participant at least six months as of the date of delivery.  Shares of Common Stock used to satisfy the exercise price of an option shall be valued at their fair market value on the date of exercise.  The Corporation will not be obligated to deliver any shares unless and until it receives full payment of the exercise or purchase price therefor and any related withholding obligations under Section 8.5 and any other conditions to exercise or purchase have been satisfied.  Unless otherwise expressly provided in the applicable award agreement, the Administrator may at any time eliminate or limit a participant’s ability to pay the purchase or exercise price of any award or shares by any method other than cash payment to the Corporation.

5.4  Definition of Fair Market Value.  For purposes of this Plan, “fair market value”, of a share of the Common Stock for all purposes under the Plan shall be the last transaction price of the Common Stock quoted for such date by The Nasdaq Stock Market (“NASDAQ”) or the closing price reported by the New York Stock Exchange (“NYSE”) or the average of the ask and bid prices as reported on The OTC Market (“OTC”) for such date or any other stock exchange (as published by the Wall Street Journal, if published) on such date or if the Common Stock was not traded on such date, on the next preceding day on which the Common Stock was traded thereon or the last previous date on which a sale is reported. If the Common Stock is not traded on the NASDAQ, the NYSE, the OTC or any other stock exchange, the Fair Market Value of the Common Stock is the value so determined by the Board in good faith.

5.5 Transfer Restrictions.

5.5.1  Limitations on Exercise and Transfer.  Unless otherwise expressly provided in (or pursuant to) this Section 5.5, by applicable law and by the award agreement, as the same may be amended, (a) all awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge, (b) awards shall be exercised only by the participant, and (c) amounts payable or shares issuable pursuant to any award shall be delivered only to (or for the account of) the participant.

5.5.2  Exceptions.  The Administrator may permit awards to be exercised by and paid to, or otherwise transferred to, other persons or entities pursuant to such conditions and procedures, including limitations on subsequent transfers, as the Administrator may, in its sole discretion, establish in writing.  Any permitted transfer shall be subject to compliance with applicable federal and state securities laws and shall not be for value (other than nominal consideration, settlement of marital property rights, or for interests in an entity in which more than 50% of the voting interests are held by the Eligible Person or by the Eligible Person’s family members).

5.5.3  Further Exceptions to Limits on Transfer.  The exercise and transfer restrictions in Section 5.5.1 shall not apply to the following:

(a)  transfers to the Corporation,

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(b)  the designation of a beneficiary to receive benefits in the event of the participant’s death or, if the participant has died, transfers to or exercise by the participant’s beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution,

(c)  subject to any applicable limitations on ISOs, transfers to a family member (or former family member) pursuant to a domestic relations order if approved or ratified by the Administrator,

(d)  if the participant has suffered a disability, permitted transfers or exercises on behalf of the participant by his or her legal representative, or

(e)  the authorization by the Administrator of “cashless exercise” procedures with third parties who provide financing for the purpose of (or who otherwise facilitate) the exercise of awards consistent with applicable laws and the express authorization of the Administrator.

6.           EFFECT OF TERMINATION OF SERVICE ON AWARDS

6.1  General.  The Administrator shall establish the effect of a termination of employment or service on the rights and benefits under each award under this Plan and in so doing may make distinctions based upon, for example, the cause of termination and type of award.  Unless the Administrator provides otherwise in an award agreement or it is provided otherwise in a participant’s employment or other agreement with the Corporation or one of its Subsidiaries, the provision of Section 6.2 shall govern the effects of a termination of employment or services on options and stock appreciation rights granted under this Plan and the provision of Section 6.3 shall govern the effects of a termination of employment or services on restricted stock awards granted under this Plan. If the participant is not an employee of the Corporation or one of its Subsidiaries and provides other services to the Corporation or one of its Subsidiaries, the Administrator shall be the sole judge for purposes of this Plan (unless a contract or the award otherwise provides) of whether the participant continues to render services to the Corporation or one of its Subsidiaries and the date, if any, upon which such services shall be deemed to have terminated.

6.2  Effects of Termination of Employment on Options and Stock Appreciation Rights.

6.2.1  Death or Disability.  Unless otherwise provided in the award agreement or the participant’s employment or other agreement with the Corporation or one of its Subsidiaries, and subject to earlier termination pursuant to or as contemplated by any of Sections 5.1.1, 5.1.2 or 7.4, if a participant’s employment by or service to the Corporation or any of its Subsidiaries terminates as a result of the participant’s death or Disability:

(a)  the participant (or his or her personal representative or beneficiary, in the case of the participant’s Disability or death, respectively), will have until the date that is 12 months after the participant’s severance date to exercise the participant’s option (or portion thereof) to the extent that it was vested and exercisable on the severance date;

(b)  the option or stock appreciation right, to the extent not vested and exercisable on the participant’s severance date, shall terminate on the severance date; and

(c)  the option or stock appreciation right, to the extent exercisable for the 12-month period following the participant’s severance date and not exercised during such period, shall terminate at the close of business on the last day of the 12-month period.

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For purposes of this Plan and unless provided otherwise in the participant’s employment or other agreement with the Corporation or one of its Subsidiaries, “Disability” means a total and permanent disability as defined in Section 22(e)(3) of the Code.

6.2.2  Other Terminations of Employment.  Unless otherwise provided in the award agreement or the participant’s employment or other agreement with the Corporation or one of its Subsidiaries, and subject to earlier termination pursuant to or as contemplated by any of Sections 5.1.1, 5.1.2 or 7.4, if a participant’s employment by or service to the Corporation or any of its Subsidiaries terminates for any reason other than because of the participant’s death or Disability:

(a)  the participant will have until the date that is ninety (90) days after the participant’s severance date to exercise his or her option or stock appreciation right (or portion thereof) to the extent that it was vested and exercisable on the severance date;

(b)  the option or stock appreciation right, to the extent not vested and exercisable on the participant’s severance date, shall terminate on the severance date; and

(c)  the option or stock appreciation right, to the extent exercisable for the 90-day period following the participant’s severance date and not exercised during such period, shall terminate at the close of business on the last day of the 90-day period.

6.3  Effects of Termination of Employment on Restricted Stock.  Unless otherwise provided in the award agreement or the participant’s employment or other agreement with the Corporation or one of its Subsidiaries, and subject to earlier termination pursuant to or as contemplated by Section 7.4, a participant’s shares of restricted stock shall be forfeited to the extent that such shares have not become vested upon the date that such participant’s employment by or service to the Corporation or any of its Subsidiaries terminates for any reason, with or without cause, voluntarily or involuntarily.

6.4  Events Not Deemed Terminations of Service.  Unless the express policy of the Corporation or one of its Subsidiaries, or the Administrator, otherwise provides, the employment relationship shall not be considered terminated in the case of (a) sick leave, (b) military leave, or (c) any other leave of absence authorized by the Corporation or one of its Subsidiaries, or the Administrator; provided that unless reemployment upon the expiration of such leave is guaranteed by contract or law, such leave is for a period of not more than 90 days.  In the case of any employee of the Corporation or one of its Subsidiaries on an approved leave of absence, continued vesting of the award while on leave from the employ of the Corporation or one of its Subsidiaries may be suspended until the employee returns to service, unless the Administrator otherwise provides or applicable law otherwise requires.  In no event shall an award be exercised after the expiration of the term set forth in the award agreement.

6.5  Effect of Change of Subsidiary Status.  For purposes of this Plan and any award, if an entity ceases to be a Subsidiary of the Corporation, a termination of employment or service shall be deemed to have occurred with respect to each Eligible Person in respect of such Subsidiary who does not continue as an Eligible Person in respect of another entity within the Corporation or another Subsidiary that continues as such after giving effect to the transaction or other event giving rise to the change in status.

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7.           ADJUSTMENTS; ACCELERATION

7.1  Adjustments.  Upon or in contemplation of (a) any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split, (b) any merger, combination, consolidation, or other reorganization, (c) any spin-off, split-up, or similar extraordinary dividend distribution in respect of the Common Stock (whether in the form of securities or property), (d) any exchange of Common Stock or other securities of the Corporation, or any similar, unusual or extraordinary corporate transaction in respect of the Common Stock, or (e) a sale of all or substantially all the business or assets of the Corporation as an entirety, then the Administrator shall, in such manner, to such extent (if any) and at such time as it deems appropriate and equitable in the circumstances:

(1)  proportionately adjust any or all of (A) the number and type of shares of Common Stock (or other securities) that thereafter may be made the subject of awards (including the specific share limits, maximums and numbers of shares set forth elsewhere in this Plan), (B) the number, amount and type of shares of Common Stock (or other securities or property) subject to any or all outstanding awards, (C) the grant, purchase, or exercise price (which term includes the base price of any stock appreciation right or similar right) of any or all outstanding awards, (D) the securities, cash or other property deliverable upon exercise or payment of any outstanding awards, or (E) the performance standards applicable to any outstanding awards, or

(2)  make provision for a cash payment or for the assumption, substitution or exchange of any or all outstanding share-based awards or the cash, securities or property deliverable to the holder of any or all outstanding share-based awards, based upon the distribution or consideration payable to holders of the Common Stock upon or in respect of such event.

The Administrator may adopt such valuation methodologies for outstanding awards as it deems reasonable in the event of a cash or property settlement and, in the case of options, stock appreciation rights or similar rights, but without limitation on other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the exercise or base price of the award.  With respect to any award of an ISO, the Administrator may make such an adjustment that causes the option to cease to qualify as an ISO without the consent of the affected participant.

In any of such events, the Administrator may take such action prior to such event to the extent that the Administrator deems the action necessary to permit the participant to realize the benefits intended to be conveyed with respect to the underlying shares in the same manner as is or will be available to stockholders generally.  In the case of any stock split or reverse stock split, if no action is taken by the Administrator, the proportionate adjustments contemplated by clause (1) above shall nevertheless be made.

7.2  Automatic Acceleration of Awards.  Unless provided otherwise in a participant’s employment or other agreement with the Corporation or one of its Subsidiaries, upon a dissolution of the Corporation or other event described in Section 7.1 that the Corporation does not survive (or does not survive as a public company in respect of its Common Stock), then each then-outstanding option and stock appreciation right shall become fully vested, all shares of restricted stock then outstanding shall fully vest free of restrictions, and each other award granted under this Plan that is then outstanding shall become payable to the holder of such award; provided that such acceleration provision shall not apply, unless otherwise expressly provided by the Administrator, with respect to any award to the extent that the Administrator has made a provision for the substitution, assumption, exchange or other continuation or settlement of the award, or the award would otherwise continue in accordance with its terms, in the circumstances.

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7.3  Possible Acceleration of Awards.  Without limiting Section 7.2, and unless provided otherwise in a participant’s employment or other agreement with the Corporation or one of its Subsidiaries, in the event of a Change in Control Event (as defined below), the Administrator may, in its discretion, provide that any outstanding option or stock appreciation right shall become fully vested, that any share of restricted stock then outstanding shall fully vest free of restrictions, and that any other award granted under this Plan that is then outstanding shall be payable to the holder of such award. The Administrator may take such action with respect to all awards then outstanding or only with respect to certain specific awards identified by the Administrator in the circumstances.  For purposes of this Plan, “Change in Control Event” means the occurrence of any of the following after the Effective Date:

(a)  Any “person,” as such term is used in Sections 13(d) and 14(d) of the Exchange Act, other than the Corporation, a Subsidiary of the Corporation or a Corporation employee benefit plan, including any trustee of such plan acting as trustee, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Corporation representing fifty percent (50%) or more of the combined voting power of the Corporation’s then outstanding securities entitled to vote generally in the election of directors; or

(b)  The consummation of a merger or consolidation of the Corporation with any other corporation, other than a merger or consolidation which would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation or such surviving entity outstanding immediately after such merger or consolidation, or the stockholders of the Corporation approve an agreement for the sale or disposition by the Corporation of all or substantially all the Corporation’s assets; or

(c)  A change in the composition of the Board, as a result of which fewer than a majority of the directors are Incumbent Directors.  “Incumbent Directors” shall mean directors who either (A) are directors of the Corporation as of the date the Plan is approved by the stockholders or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but shall not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Corporation).

7.4  Early Termination of Awards.  Any award that has been accelerated as required or contemplated by Section 7.2 or 7.3 (or would have been so accelerated but for Section 7.5, 7.6 or 7.7) shall terminate upon the related event referred to in Section 7.2 or 7.3, as applicable, subject to any provision that has been expressly made by the Administrator, through a plan of reorganization or otherwise, for the survival, substitution, assumption, exchange or other continuation or settlement of such award and provided that, in the case of options and stock appreciation rights that will not survive, be substituted for, assumed, exchanged, or otherwise continued or settled in the transaction, the holder of such award shall be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding options and stock appreciation rights in accordance with their terms before the termination of such awards (except that in no case shall more than ten days’ notice of accelerated vesting and the impending termination be required and any acceleration may be made contingent upon the actual occurrence of the event).

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7.5  Other Acceleration Rules.  Any acceleration of awards pursuant to this Section 7 shall comply with applicable legal requirements and, if necessary to accomplish the purposes of the acceleration or if the circumstances require, may be deemed by the Administrator to occur a limited period of time not greater than 30 days before the event.  Without limiting the generality of the foregoing, the Administrator may deem an acceleration to occur immediately prior to the applicable event and/or reinstate the original terms of an award if an event giving rise to an acceleration does not occur.  The Administrator may override the provisions of Section 7.2, 7.3, 7.4 and/or 7.6 by express provision in the award agreement and may accord any Eligible Person a right to refuse any acceleration, whether pursuant to the award agreement or otherwise, in such circumstances as the Administrator may approve.  The portion of any ISO accelerated in connection with a Change in Control Event or any other action permitted hereunder shall remain exercisable as an ISO only to the extent the applicable $100,000 limitation on ISOs is not exceeded.  To the extent exceeded, the accelerated portion of the option shall be exercisable as a nonqualified stock option under the Code.

7.6  Possible Rescission of Acceleration.  If the vesting of an award has been accelerated expressly in anticipation of an event or upon stockholder approval of an event and the Administrator later determines that the event will not occur, the Administrator may rescind the effect of the acceleration as to any then outstanding and unexercised or otherwise unvested awards.

7.7  Golden Parachute Limitation.  Notwithstanding anything else contained in this Section 7 to the contrary, in no event shall an award be accelerated under this Plan to an extent or in a manner which would not be fully deductible by the Corporation or one of its Subsidiaries for federal income tax purposes because of Section 280G of the Code, nor shall any payment hereunder be accelerated to the extent any portion of such accelerated payment would not be deductible by the Corporation or one of its Subsidiaries because of Section 280G of the Code. If a participant would be entitled to benefits or payments hereunder and under any other plan or program that would constitute “parachute payments” as defined in Section 280G of the Code, then the participant may by written notice to the Corporation designate the order in which such parachute payments will be reduced or modified so that the Corporation or one of its Subsidiaries is not denied federal income tax deductions for any “parachute payments” because of Section 280G of the Code.  Notwithstanding the foregoing, if a participant is a party to an employment or other agreement with the Corporation or one of its Subsidiaries, or is a participant in a severance program sponsored by the Corporation or one of its Subsidiaries, that contains express provisions regarding Section 280G and/or Section 4999 of the Code (or any similar successor provision), the Section 280G and/or Section 4999 provisions of such employment or other agreement or plan, as applicable, shall control as to any awards held by that participant (for example, and without limitation, a participant may be a party to an employment agreement with the Corporation or one of its Subsidiaries that provides for a “gross-up” as opposed to a “cut-back” in the event that the Section 280G thresholds are reached or exceeded in connection with a change in control and, in such event, the Section 280G and/or Section 4999 provisions of such employment agreement shall control as to any awards held by that participant).

7.8  Section 409A Limitation.  Notwithstanding anything else contained in this Section 7 to the contrary, in no event shall an award be accelerated and/or become payable pursuant to this Section 7 to the extent that such acceleration and/or payment shall cause the holder of such award to be subject to additional tax under Section 409A of the Code with respect to such award.

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8.           OTHER PROVISIONS

8.1  Compliance with Laws.  This Plan, the granting and vesting of awards under this Plan, the offer, issuance and delivery of shares of Common Stock, the payment of money under this Plan or under awards are subject to compliance with all applicable federal and state laws, rules and regulations (including but not limited to state and federal securities law) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Corporation, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Corporation or one of its Subsidiaries, provide such assurances and representations to the Corporation or one of its Subsidiaries as the Administrator may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

8.2  No Rights to Award.  No person shall have any claim or rights to be granted an award (or additional awards, as the case may be) under this Plan, subject to any express contractual rights (set forth in a document other than this Plan) to the contrary.

8.3  No Employment/Service Contract.  Nothing contained in this Plan (or in any other documents under this Plan or in any award) shall confer upon any Eligible Person or other participant any right to continue in the employ or other service of the Corporation or one of its Subsidiaries, constitute any contract or agreement of employment or other service or affect an employee’s status as an employee at will, nor shall interfere in any way with the right of the Corporation or one of its Subsidiaries to change a person’s compensation or other benefits, or to terminate his or her employment or other service, with or without cause. Nothing in this Section 8.3, however, is intended to adversely affect any express independent right of such person under a separate employment or service contract other than an award agreement.

8.4  Plan Not Funded.  Awards payable under this Plan shall be payable in shares or from the general assets of the Corporation, and no special or separate reserve, fund or deposit shall be made to assure payment of such awards.  No participant, beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including shares of Common Stock, except as expressly otherwise provided) of the Corporation or one of its Subsidiaries by reason of any award hereunder.  Neither the provisions of this Plan (or of any related documents), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan shall create, or be construed to create, a trust of any kind or a fiduciary relationship between the Corporation or one of its Subsidiaries and any participant, beneficiary or other person.  To the extent that a participant, beneficiary or other person acquires a right to receive payment pursuant to any award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Corporation.

8.5  Tax Withholding.  Upon any exercise, vesting, or payment of any award or upon the disposition of shares of Common Stock acquired pursuant to the exercise of an ISO prior to satisfaction of the holding period requirements of Section 422 of the Code, the Corporation or one of its Subsidiaries shall have the right at its option to:

(a)  require the participant (or the participant’s personal representative or beneficiary, as the case may be) to pay or provide for payment of at least the minimum amount of any taxes which the Corporation or one of its Subsidiaries may be required to withhold with respect to such award event or payment; or

III-13

(b)  deduct from any amount otherwise payable in cash to the participant (or the participant’s personal representative or beneficiary, as the case may be) the minimum amount of any taxes which the Corporation or one of its Subsidiaries may be required to withhold with respect to such cash payment.

In any case where a tax is required to be withheld in connection with the delivery of shares of Common Stock under this Plan, the Administrator may in its sole discretion (subject to Section 8.1) grant (either at the time of the award or thereafter) to the participant the right to elect, pursuant to such rules and subject to such conditions as the Administrator may establish, to have the Corporation reduce the number of shares to be delivered by (or otherwise reacquire) the appropriate number of shares, valued in a consistent manner at their fair market value or at the sales price in accordance with authorized procedures for cashless exercises, necessary to satisfy the minimum applicable withholding obligation on exercise, vesting or payment. In no event shall the shares withheld exceed the minimum whole number of shares required for tax withholding under applicable law.

8.6  Effective Date, Termination and Suspension, Amendments.

8.6.1  Effective Date.  This Plan is effective as of the date of its approval by the stockholders of the Corporation (the “Effective Date”).  Unless earlier terminated by the Board, this Plan shall terminate at the close of business on the day before the tenth anniversary of the Effective Date.  After the termination of this Plan either upon such stated expiration date or its earlier termination by the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

8.6.2  Board Authorization.  The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part.  No awards may be granted during any period that the Board suspends this Plan.

8.6.3  Stockholder Approval.  To the extent then required by applicable law or any applicable listing agency or required under Sections 422 or 424 of the Code to preserve the intended tax consequences of this Plan, or deemed necessary or advisable by the Board, any amendment to this Plan shall be subject to stockholder approval.

8.6.4  Amendments to Awards.  Without limiting any other express authority of the Administrator under (but subject to) the express limits of this Plan, the Administrator by agreement or resolution may waive conditions of or limitations on awards to participants that the Administrator in the prior exercise of its discretion has imposed, without the consent of a participant, and (subject to the requirements of Sections 3.2 and 8.6.5) may make other changes to the terms and conditions of awards.

8.6.5  Limitations on Amendments to Plan and Awards.  No amendment, suspension or termination of this Plan or amendment of any outstanding award agreement shall, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of the Corporation under any award granted under this Plan prior to the effective date of such change.  Changes, settlements and other actions contemplated by Section 7 shall not be deemed to constitute changes or amendments for purposes of this Section 8.6.

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8.7  Privileges of Stock Ownership.  Except as otherwise expressly authorized by the Administrator or this Plan, a participant shall not be entitled to any privilege of stock ownership as to any shares of Common Stock not actually held of record by the participant.  No adjustment will be made for dividends or other rights as a stockholder for which a record date is prior to the date on which the participant becomes the record owner of such shares of Common Stock.

8.8  Governing Law; Construction; Severability.

8.8.1  Choice of Law.  This Plan, the awards, all documents evidencing awards and all other related documents shall be governed by, and construed in accordance with the laws of the State of Nevada.

8.8.2  Severability.  If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

8.8.3  Rule 16b-3.  It is the intent of the Corporation that the awards and transactions permitted by awards be interpreted in a manner that, in the case of participants who are or may be subject to Section 16 of the Exchange Act, qualify, to the maximum extent compatible with the express terms of the award, for exemption from matching liability under Rule 16b-3 promulgated under the Exchange Act.  Notwithstanding the foregoing, the Corporation shall have no liability to any participant for Section 16 consequences of awards or events under awards if an award or event does not so qualify.

8.9  Captions.  Captions and headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference.  Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

8.10  Stock-Based Awards in Substitution for Stock Options or Awards Granted by Other Corporation. Awards may be granted to Eligible Persons in substitution for or in connection with an assumption of employee stock options, stock appreciation rights, restricted stock or other stock-based awards granted by other entities to persons who are or who will become Eligible Persons in respect of the Corporation or one of its Subsidiaries, in connection with a distribution, merger or other reorganization by or with the granting entity or an affiliated entity, or the acquisition by the Corporation or one of its Subsidiaries, directly or indirectly, of all or a substantial part of the stock or assets of the employing entity. The awards so granted need not comply with other specific terms of this Plan, provided the awards reflect only adjustments giving effect to the assumption or substitution consistent with the conversion applicable to the Common Stock in the transaction and any change in the issuer of the security.  Any shares that are delivered and any awards that are granted by, or become obligations of, the Corporation, as a result of the assumption by the Corporation of, or in substitution for, outstanding awards previously granted by an acquired company (or previously granted by a predecessor employer (or direct or indirect parent thereof) in the case of persons that become employed by the Corporation or one of its Subsidiaries in connection with a business or asset acquisition or similar transaction) shall not be counted against the Share Limit or other limits on the number of shares available for issuance under this Plan.

8.11  Non-Exclusivity of Plan.  Nothing in this Plan shall limit or be deemed to limit the authority of the Board or the Administrator to grant awards or authorize any other compensation, with or without reference to the Common Stock, under any other plan or authority.

III-15

8.12  No Corporate Action Restriction.  The existence of this Plan, the award agreements and the awards granted hereunder shall not limit, affect or restrict in any way the right or power of the Board or the stockholders of the Corporation to make or authorize (a) any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Corporation or any Subsidiary, (b) any merger, amalgamation, consolidation or change in the ownership of the Corporation or any Subsidiary, (c) any issue of bonds, debentures, capital, preferred or prior preference stock ahead of or affecting the capital stock (or the rights thereof) of the Corporation or any Subsidiary, (d) any dissolution or liquidation of the Corporation or any Subsidiary, (e) any sale or transfer of all or any part of the assets or business of the Corporation or any Subsidiary, or (f) any other corporate act or proceeding by the Corporation or any Subsidiary. No participant, beneficiary or any other person shall have any claim under any award or award agreement against any member of the Board or the Administrator, or the Corporation or any employees, officers or agents of the Corporation or any Subsidiary, as a result of any such action.

8.13  Other Company Benefit and Compensation Programs.  Payments and other benefits received by a participant under an award made pursuant to this Plan shall not be deemed a part of a participant’s compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Corporation or any Subsidiary, except where the plan in question expressly otherwise provides.  Awards under this Plan may be made in addition to, in combination with, as alternatives to or in payment of grants, awards or commitments under any other plans or arrangements of the Corporation or its Subsidiaries.

III-16

SCHEDULE IV

The following table is reprinted from the Company’s proxy statement filed with the Securities and Exchange Commission on May 18, 2012.

Security Ownership of Management and Certain Beneficial Owners

The table below sets forth a summary of the beneficial ownership of Common Stock as of May 15, 2012 by (i) each of our current directors, (ii) each of the Named Executive Officers and (iii) each person, or group of affiliated persons, known to us to beneficially own more than 5% of the outstanding Common Stock.

Beneficial ownership is determined in accordance with the rules of the Commission. Except as indicated by footnote and subject to community property laws where applicable, each person or entity named in the table has or had sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by him, her or it. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock that will be or were subject to options, warrants or rights held by that person that were (i) exercisable as of May 15, 2012, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Shares of Signature Common
Stock Beneficially Owned as of
May 15, 2012

Name of Beneficial Owner	Number of Shares		Percentage (7)
Executive Officers and Directors:
Craig Noell	5,773,474	(1)	4.66%
Kenneth Grossman	5,967,646	(2)	4.90%
Kyle Ross	2,801,667	(3)	2.29%
John Nickoll	1,050,698	(4)	*
Robert Schwab	2,743,198		2.29%
John Koral	2,130,698	(5)	1.78%
Deborah Hicks Midanek	353,418		*
Steven Gidumal	1,860,366	(6)	1.55%
Patrick E. Lamb	353,418		*
All current executive officers and directors as a group (9 persons)	21,977,083		17.14%

Additional Ownership by Director Nominees:
G. Christopher Colville	250,000		*
Philip G. Tinkler	—		—

Holders of more than 5% of shares:
James A. McIntyre	11,203,394	(8)	9.34%

IV-1

* Less than 1.00%.

(1)
Includes (i) 1,250,000 shares held directly, (ii) 2,200,000 shares underlying currently exercisable warrants and 1,100,000 shares of Common Stock underlying warrants exercisable within 60 days of May 15, 2012 held through Signature Group Holdings, LLC where Mr. Noell is a member; (iii) 492,224 shares of restricted stock; and (iv) 730,750 stock options granted pursuant to Mr. Noell’s employment agreement.

(2)
Includes (i) 3,394,120 shares held directly; (ii) 221,301 shares held by the Grossman Family Limited Partnership where Mr. Grossman is the General Partner; (iii) 1,240,000 shares underlying currently exercisable warrants and 620,000 shares of Common Stock underlying warrants exercisable within 60 days of May 15, 2012 held by Mr. Grossman; and (v) 492,224 shares of restricted stock granted pursuant to Mr. Grossman’s employment agreement.

(3)
Includes (i) 1,320,000 shares underlying currently exercisable warrants and 660,000 shares of Common Stock underlying warrants exercisable within 60 days of May 15, 2012 held though Signature Group Holdings, LLC, where Mr. Ross is a member; (ii) 416,667 shares of restricted stock; and (iii) 405,000 stock options granted pursuant to Mr. Ross’ employment agreement.

(4)	Includes (i) 625,000 shares held by the John Nickoll Living Trust; and (ii) 425,698 shares held directly.

(5)	Includes (i) 1,278,198 shares held directly; and (ii) 852,500 shares held by Susan D. Koral, Mr. Koral’s spouse.

(6)	Includes (i) 1,506,948 shares are held by Virtus Capital LP where Mr. Gidumal is President and Portfolio Manager; and (ii) 353,418 shares held directly.

(7)
For Messrs. Noell, Grossman, and Ross, as well as “All current executive officers and directors as a group,” the percentage ownership is based on the Company’s outstanding common shares plus the amount of shares underlying currently exercisable Warrants each owns.

(8)	As reported in the Schedule 13D/A filed with the Commission by James A. McIntyre on May 15, 2012.

IV-2

IMPORTANT

Tell your Board what you think!  Your vote is important.  No matter how many Shares you own, please give us your proxy FOR the election of the Nominees by taking three steps:

•	SIGNING the enclosed GOLD proxy card,

•	DATING the enclosed GOLD proxy card, and

•	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed GOLD voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact MacKenzie Partners, Inc. at the address set forth below.

105 Madison Avenue New York, New York 10016 (212) 929-5500 (Call Collect) proxy@mackenziepartners.com or CALL TOLL FREE (800) 322-2885

GOLD PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JUNE 4, 2012

YOUR VOTE IS IMPORTANT
Please take a moment now to vote your shares of Signature Group Holdings, Inc.
Common Stock for the upcoming Annual Meeting of Stockholders

PLEASE REVIEW JAMES A. McINTYRE’S PROXY STATEMENT AND VOTE TODAY IN ONE OF THREE WAYS:

1.
Vote by Telephone – Please call toll-free in the U.S. or Canada at __________________, on a touch-tone telephone.  If outside the U.S. or Canada, call ______________________.  Please follow the simple instructions.  You will be required to provide the unique control number printed below.

OR
2.
Vote by Internet – Please access https://www.                           and follow the simple instructions on the screen.  Please note you must type an “s” after http.  You will be required to provide the unique control number printed below.

[                                     ]

You may vote by telephone or Internet 24 hours a day, 7 days a week.  Your telephone or internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

OR

3.
Vote by Mail – If you do not wish to vote by telephone or over the Internet, please complete, sign, date and return the proxy card in the envelope provided, or mail to:  _________________________, c/o ________________________________.

TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND RETURN IN THE ENVELOPE PROVIDED

☒ Please mark your vote as in this example

James A. McIntyre recommends a vote FOR the Nominees listed in Proposal 1.

1.	Election of Directors

Nominees
(01)           J. Hunter Brown
(02)           Barton I. Gurewitz       For All ☐ Withhold All ☐ For All Except ☐
(03)           James A. McIntyre
(04)           Robert A. Peiser
(05)           Joyce White

To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the name(s) of the nominee(s) on the line below.

		FOR	AGAINST	ABSTAIN

James A. McIntyre recommends a vote AGAINST Proposal 2.

2.	Oppose the amendment to the Amended and Restated Articles of Incorporation to increase the authorized Common Stock.	☐	☐	☐

James A. McIntyre recommends a vote AGAINST Proposal 3.

3.	Oppose an amendment to the Amended and Restated Signature Group Holdings, Inc. 2006 Performance Incentive Plan.	☐	☐	☐

James A. McIntyre recommends a vote FOR Proposal 4.

4.	Ratify the selection of Squar, Milner, Peterson, Miranda & Williamson, LLP as the independent registered public accounting firm for the fiscal year ended December 31, 2012.	☐	☐	☐

James A. McIntyre recommends a vote AGAINST Proposal 5.

5.	Oppose adjourning the Annual Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Annual meeting to approve.	☐	☐	☐

GOLD PROXY CARD

Date  ______________________________, 2012

___________________________________
Signature

___________________________________
Signature (Joint Owner)

___________________________________
Title(s)

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other Fiduciary, please give full title as such.  Joint owners should Each sign personally.  All holders must sign.  If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

GOLD PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JUNE 4, 2012

PLEASE VOTE TODAY!

SEE REVERSE SIDE FOR THREE EASY WAYS TO VOTE

TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND RETURN IN THE ENVELOPE PROVIDED

SIGNATURE GROUP HOLDINGS, INC.

Annual Meeting of Stockholders

July 24, 2012

THIS PROXY IS SOLICITED ON BEHALF OF JAMES A. McINTYRE

THE BOARD OF DIRECTORS OF SIGNATURE GROUP HOLDINGS, INC.
IS NOT SOLICITING THIS PROXY

 The undersigned hereby appoint(s) James A. McIntyre as proxy, and hereby authorizes him to represent and to vote, as designated herein, all of the shares of common stock of Signature Group Holdings, Inc. (the “Company”) that the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held at Bel-Air Bay Club, 16801 Pacific Coast Highway, Pacific Palisades, California 90272, at 10 a.m., Pacific Time on Tuesday, July 24, 2012, at and any adjournment or postponement thereof (the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorney and proxy or his substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to James A. McIntyre a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN AND UNLESS OTHERWISE DIRECTED, WILL BE VOTED “FOR ALL” McINTYRE’S NOMINEES NAMED IN PROPOSAL 1; “FOR” PROPOSAL 4; AND “AGAINST” PROPOSALS 2, 3, AND 5.

YOUR VOTE IS IMPORTANT – PLEASE VOTE TODAY
(CONTINUED AND TO BE SIGNED AND DATED ON REVERSE)